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                            August 18, 2022

       Joshua Ballard
       Chief Financial Officer
       Energy Recovery, Inc.
       1717 Doolittle Drive
       San Leandro, CA 94577

                                                        Re: Energy Recovery,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K filed
August 3, 2022
                                                            File No. 001-34112

       Dear Mr. Ballard:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed August 3, 2022

       Exhibits

   1. We note that the press release filed as Exhibit 99.1 contains several non-GAAP measures, including Adjusted
EBITDA. We further note that Adjusted EBITDA is reconciled to income (loss) from
operations. Please tell us how you considered Question 103.02 of the
                                                        Compliance and
Disclosure Interpretations for Non-GAAP Financial Measures.
 Joshua Ballard
FirstName LastNameJoshua  Ballard
Energy Recovery, Inc.
Comapany
August 18, NameEnergy
           2022        Recovery, Inc.
August
Page 2 18, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-
3429 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction